File No 82-4331

UNITED REEF
LIMITED

RECEIVED
MAY 2 2007

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 64,060,287
Fully diluted: 75,292,645

07023913

Torc
May

SUPPL

PRESS RELEASE

UNITED REEF OPTIONS NICKEL OFFSETS PROPERTY TO FNX MINING COMPANY INC.

United Reef Limited (URP-TSX-V, URPL-CNQ) ("United Reef") is pleased to announce that it has entered into a non-binding letter of intent (the "LOI") with FNX Mining Company Inc. (FNX-TSX) ("FNX") whereby United Reef has agreed to grant FNX an option to earn a 70% interest in its wholly-owned Nickel Offsets property, located on the Foy Offset of the Sudbury Basin. The property is contiguous with Aurora Platinum Corp.'s Foy Offset property holdings. Aurora Platinum Corp. is wholly owned by FNX. The LOI contemplates the negotiation and execution of formal option and joint venture agreements between United Reef and FNX prior to which there is no binding agreement between the parties.

United Reef has agreed to grant FNX an option to earn a 70% interest in the Nickel Offsets property whereby FNX would make exploration expenditures on the property totalling $1.5 million over a period of three years from the date formal option and joint venture agreements become effective. FNX will be required to make a minimum expenditure of $400,000 during the first year of the option. The rate of expenditures during the second and third years of the proposed option are at the election of FNX.

FNX will have the right to accelerate their expenditures during the option period. Upon FNX incurring $1.5 million in expenditures, the parties will form a joint venture for the further exploration and development of the property with FNX having a 70% interest and United Reef having a 30% interest in the joint venture. Thereafter the parties will fund their respective pro rata interest in the joint venture for approved programs and expenditures. FNX will be the manager of the joint venture if it is consummated. In the event that FNX fails to incur $1.5 million of expenditures on or before the third anniversary, their option will terminate and the property will revert to United Reef.

Once FNX has vested their 70% interest and a joint venture has been formed, United Reef may elect to fund its 30% interest in the joint venture or convert its interest to a 2% net smelter royalty and allow FNX to vest a 100% interest in the property. Should United Reef elect to convert its interest to a net smelter royalty, FNX would have the right thereafter to purchase 1% of the royalty from United Reef for consideration of $1 million at any time.

Investors are cautioned that completion of the transaction contemplated with FNX is subject, among other things, to:

- negotiation and execution of formal option and joint venture agreements;
- completion by FNX of its due diligence of the property; and
- obtaining all required regulatory or governmental approvals or consents.

dlw 6/1

United Reef currently estimates that completion of the transaction may take up to a period of 90 days from the date hereof. However, there can be no assurance that the transaction will be completed within that time frame or at all.

Nickel Offsets Property

The Nickel Offsets Property is located approximately 40 kms northwest of the City of Greater Sudbury and consists of twelve contiguous patented mining claims and five unpatented mining claims covering 884 acres in Foy Township, Ontario. The property straddles a 2.25 km strike length of the Foy Offset Dike, the largest known radial offset dike emanating from the Sudbury Igneous Complex. The property hosts the only portion of the Foy Offset Dike that has had commercial ore production from the past-producing Nickel Offsets (Ross) Mine which produced 208,551 tons of nickel and copper ore between 1943 and 1957, with reported recoveries of 4.56 million lbs of nickel and 3.32 million lbs of copper. Sulfide mineralization in the Foy Offset Dike occurs as pods, lenses and veins of massive and semi-massive sulfide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas.

The property is bounded to the east, south, and west by claims held with varying interests by FNX's wholly-owned subsidiary Aurora Platinum Corp., Falconbridge Limited (now Xstrata plc) and CVRD Inco Limited. The unpatented claims to the north of the property are held by Wallbridge Mining Company Limited.

About FNX Mining

FNX Mining Company Inc. (FNX-TSX) is a rapidly growing mid-tier Canadian mining company that owns a number of properties in the Sudbury Basin in various stages of mine operation, advanced exploration and pre-production development. FNX is also conducting aggressive surface and underground exploration and diamond drilling on their properties with the main objective to find and identify additional new deposits to advance through to development and production.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

- 30 -

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 75,292,645

Toronto, Ontario
May 3, 2007

PRESS RELEASE

GENERAL REEF CORPORATION APPOINTS NEW OFFICERS

United Reef Limited (URP-TSX-V, URPL-CNQ) ("United Reef" or the "Company") is pleased to announce that it has been advised by General Reef Corporation ("General Reef") that it has appointed Douglas Brown as President and Paul MacKay as Vice President, Exploration, effective April 30th. Doug was appointed as a director of United Reef in December 2006 and Paul has been the Vice-President, Oil and Gas of United Reef since June 2005. The Company presently owns 5% of General Reef and has the right to increase its ownership in General Reef as described below.

Doug's most recent position was Vice-President of Production and Engineering of Rally Energy Corp. during that company's period of rapid growth and share value appreciation. Doug has over 25 years of experience in oil and gas discovery, development and production operations and optimization. He has executed capital and operating business plans in most of Western Canada's play types. His technical and management history includes sixteen years with BP /Amoco Canada, two years as Vice-President of Corporate Development for Flint Energy Services, and he is the principal of an independent consulting company, JBD Services, Ltd, which specializes in oil and gas engineering and production optimization.

Doug received his B.Sc. in electrical engineering from the University of Calgary in 1985. He holds the designation of P.Eng. granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA) and is a member of the Society of Petroleum Engineers (SPE).

General Reef is a private company with offices in Calgary, Alberta. General Reef was formed pursuant to an agreement between General Gas Corporation ("General Gas"), a private Alberta company and United Reef for the purpose of acquiring, exploring and developing oil and gas properties in North America (see press releases dated November 16, 2006 and March 30, 2007). General Gas was founded by Douglas Brown (P.Eng), Ron Hutzal (P.Eng) and Paul MacKay (P.Geol, P.Geoph). General Reef is managed by Messers, Brown, Hutzal and MacKay. The Company has an option to increase its ownership interest in General Reef to 85% by making further capital contributions through subscriptions for additional shares of General Reef. General Reef's management is continuing to develop their portfolio of oil and gas prospects and advance negotiation of several farm-in arrangements.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

April 30, 2007

In accordance with National Instrument 51-102, beneficial shareholders of **UNITED REEF LIMITED** (the "Corporation") may elect annually to have their name added to the Corporation's supplemental mailing list in order to receive annual financial statements and interim financial statements with related MD&A. If you wish to be placed on the supplemental mailing list to receive annual and/or interim financial statements, please complete the information below and return this form to the Corporation at the above noted address.

I wish to receive the Annual Financial Statements and related MD&A ☐

I wish to receive the Interim Financial Statements and related MD&A ☐

NAME: ____

ADDRESS: ____

____

____

PROVINCE/STATE: ____________________ POSTAL/ZIP CODE: ____________

As long as you remain a beneficial shareholder, you will receive this notice each year and be required to renew your request to receive these financial statements.

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF UNITED REEF LIMITED FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2007

The undersigned shareholder(s) of UNITED REEF LIMITED (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Michael D. Coulter, President of the Corporation, or failing him, Marilyn E. Turner, Secretary of the Corporation, or in lieu of the foregoing ______________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual meeting (the "Meeting") of shareholders of the Corporation to be held on the 31st day of May, 2007, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors.

2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing Kraft Berger LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the day of , 2007.

____
Signature of Shareholder(s)

____
Print Name
(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 30th DAY OF MAY, 2007.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.

File No 82-4331

UNITED REEF LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 31, 2007 AND MANAGEMENT INFORMATION CIRCULAR

APRIL 30, 2007

UNITED REEF LIMITED
15 Toronto Street, Suite 600
Toronto, Ontario
M5C 2E3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "**Meeting**") of shareholders of United Reef Limited (the "**Corporation**") will be held at the Cambridge Suites Hotel, Richmond Room, 2nd Floor, 15 Richmond Street East, Toronto, Ontario, on Thursday, the 31st day of May, 2007, at 11:00 am (Toronto time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended November 30, 2006 together with the auditors' report thereon;

2. To elect directors of the Corporation;

3. To reappoint Kraft Berger LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

4. To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "**Circular**") accompanying and forming part of this Notice.

The audited financial statements of the Corporation for the financial year ended November 30, 2006, together with the auditors' report thereon and the annual management's discussion and analysis, were mailed to shareholders of the Corporation on or about March 30, 2007.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

DATED at Toronto, Ontario this 30th day of April, 2007.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Corporate Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 30th day of May, 2007, before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

UNITED REEF LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of United Reef Limited (the "Corporation") for use at the annual meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 30th DAY OF MAY, 2007.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares of the Corporation in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)[1]	Director Since	Shares of the Corporation Owned, Controlled or Directed[2]
Richard J. Lachcik Director Oakville, Ontario	Partner of Macleod Dixon LLP (a law firm)	July 6, 2004	Nil
John C. Loewen[3][4] Director Toronto, Ontario	Chief Executive Officer, Loewen & Partners Corporate Services Inc. (an investment banking firm)	August 22, 2006	Nil

(1) Ontario securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular containing that information. Based on the above requirements, the principal occupations during the last five years of Mr. Brown and Mr. Loewen must be disclosed. Mr. Brown was Vice-President, Production and Engineering of Rally Energy Corp. from March, 2005 to April, 2007. Prior thereto he was President of JBD Services Ltd. from September, 2003 to March 2005; and Vice-President, Corporate Development and Planning of Flint Energy Services from April, 2002 to September, 2003. Mr. Loewen has been Chief Executive Officer of Loewen & Partners Corporate Services Inc. since November, 2002. Prior thereto he was Director, New Business of Global HubCo BV (electronic e-marketplaces for trading commodities) from October, 2000 to July 2002.

(2) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3) Members of the audit committee of the board of directors of the Corporation.

(4) Members of the compensation committee of the board of directors of the Corporation.

(5) Includes 450,000 common shares held by M.D. Coulter & Associates Inc. ("MDC"), a company owned and controlled by Marilyn Turner, Secretary of the Corporation and Michael Coulter. See Statement of Executive Compensation – Summary Compensation Table, Note 1 below.

(6) In May, 2001 and June, 2003, management cease trade orders were issued to Brazilian Resources Inc. ("Brazilian") by the Ontario Securities Commission and the British Columbia Securities Commission, respectively, for failure to file financial statements on a timely basis. Brazilian filed the requisite financial statements and the cease trade orders were rescinded. Mr. Jackson was a director of Brazilian at the time.

Appointment of Auditors

Kraft Berger LLP ("Kraft Berger"), Chartered Accountants, are the current auditors of the Corporation and have been the auditors of the Corporation since December 31, 1990. Shareholders of the Corporation will be asked at the Meeting to reappoint Kraft Berger as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Kraft Berger as the auditors of the Corporation and that the directors be authorized to fix the remuneration of the auditors.**

STATEMENT OF EXECUTIVE COMPENSATION

Ontario securities law requires that a "Statement of Executive Compensation", in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The only executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Mr. Michael D. Coulter, the Chief Executive Officer and

UNITED REEF LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of United Reef Limited (the "Corporation") for use at the annual meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 30th DAY OF MAY, 2007.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares of the Corporation in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no

such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY BENEFICIAL HOLDERS OF THE COMMON SHARES OF THE CORPORATION

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold common shares of the Corporation in their own names. Shareholders who do not hold their common shares of the Corporation in their own names (referred to herein as "Beneficial Shareholders" or "Non-registered owners") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares of the Corporation, or their duly appointed proxyholders, can be recognized and acted upon at the Meeting. If the common shares of the Corporation are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker ("Intermediary"). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares of the Corporation are communicated to the appropriate person.**

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBO's". Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBO's".

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to seek voting instructions directly from NOBO's. The Intermediaries (or their service companies) are responsible for forwarding this Circular and other meeting materials to each OBO, unless the OBO has waived the right to receive them.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares of the Corporation in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares of the Corporation as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

This Circular and other Meeting materials are being sent to both registered and non-registered shareholders. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your shareholdings, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding them on your behalf.

By choosing to send these materials to NOBO's directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares. As of the date of this Circular, there were 63,660,287 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation.

All shareholders of record at the close of business on April 30, 2007, will be entitled either to attend and vote at the Meeting in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the common shares held by them. However, if a holder of common shares of the Corporation has transferred any common shares of the Corporation after April 30, 2007, and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As of the date of this Circular, to the knowledge of the directors and senior officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation is the following.

Name	Number of Common Shares Held	Percentage of Common Shares Issued
Continental Capital SPC	6,666,666	10.47

ANNUAL MEETING MATTERS

Election of Directors

The number of directors on the board of directors of the Corporation must consist of not more than eleven (11) directors and not less than three (3) directors to be elected annually. The Corporation currently has five (5) directors and the board of directors has determined that five (5) directors will be elected at the Meeting. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below.** Management of the Corporation does not contemplate that any of the nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)[1]	Director Since	Shares of the Corporation Owned, Controlled or Directed[2]
Michael D. Coulter[3][5] Chief Executive Officer, President and a director Toronto, Ontario	President and Chief Executive Officer of the Corporation	May 19, 1994	2,240,500 common shares[5]
Douglas S. Brown Director Calgary, Alberta	President of JBD Services Ltd. (an oil and gas engineering services company)	Dec. 12, 2006	Nil
Robert Jackson[3][4][6] Director Oakville, Ontario	President, Tiomin Resources Inc. (a mining company)	July 6, 2004	285,000 common shares

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)[1]	Director Since	Shares of the Corporation Owned, Controlled or Directed[2]
Richard J. Lachcik Director Oakville, Ontario	Partner of Macleod Dixon LLP (a law firm)	July 6, 2004	Nil
John C. Loewen[3][4] Director Toronto, Ontario	Chief Executive Officer, Loewen & Partners Corporate Services Inc. (an investment banking firm)	August 22, 2006	Nil

(1) Ontario securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular containing that information. Based on the above requirements, the principal occupations during the last five years of Mr. Brown and Mr. Loewen must be disclosed. Mr. Brown was Vice-President, Production and Engineering of Rally Energy Corp. from March, 2005 to April, 2007. Prior thereto he was President of JBD Services Ltd. from September, 2003 to March 2005; and Vice-President, Corporate Development and Planning of Flint Energy Services from April, 2002 to September, 2003. Mr. Loewen has been Chief Executive Officer of Loewen & Partners Corporate Services Inc. since November, 2002. Prior thereto he was Director, New Business of Global HubCo BV (electronic e-marketplaces for trading commodities) from October, 2000 to July 2002.

(2) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3) Members of the audit committee of the board of directors of the Corporation.

(4) Members of the compensation committee of the board of directors of the Corporation.

(5) Includes 450,000 common shares held by M.D. Coulter & Associates Inc. ("MDC"), a company owned and controlled by Marilyn Turner, Secretary of the Corporation and Michael Coulter. See Statement of Executive Compensation – Summary Compensation Table, Note 1 below.

(6) In May, 2001 and June, 2003, management cease trade orders were issued to Brazilian Resources Inc. ("Brazilian") by the Ontario Securities Commission and the British Columbia Securities Commission, respectively, for failure to file financial statements on a timely basis. Brazilian filed the requisite financial statements and the cease trade orders were rescinded. Mr. Jackson was a director of Brazilian at the time.

Appointment of Auditors

Kraft Berger LLP ("Kraft Berger"), Chartered Accountants, are the current auditors of the Corporation and have been the auditors of the Corporation since December 31, 1990. Shareholders of the Corporation will be asked at the Meeting to reappoint Kraft Berger as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Kraft Berger as the auditors of the Corporation and that the directors be authorized to fix the remuneration of the auditors.**

STATEMENT OF EXECUTIVE COMPENSATION

Ontario securities law requires that a "Statement of Executive Compensation", in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The only executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Mr. Michael D. Coulter, the Chief Executive Officer and

President of the Corporation and Ms. Marilyn Turner the Chief Financial Officer and Secretary of the Corporation (collectively, the "Named Executive Officers"). The following addresses the applicable items identified in Form 51-102F6.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the Named Executive Officers for the financial years ended November 30, 2006, November 30, 2005 and November 30, 2004.

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	All Other Compensation[(1)]
Michael D. Coulter	2006	Nil	Nil	Nil	Nil	Nil
President & CEO	2005	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	400,000	Nil
Marilyn Turner	2005	Nil	Nil	Nil	Nil	Nil
Secretary & CFO	2004	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	300,000	Nil

(1) During the financial years ended November 30, 2006, November 30, 2005 and November 30, 2004, the Corporation paid or accrued as payable $151,828, $158,437 and $133,890, respectively, for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Corporation.

Effective July 1st, 1993 the Corporation entered into a Consulting Agreement with MDC for the provision of accounting, corporate secretarial, administrative and other office services to the Corporation by MDC. The agreement provides that MDC shall make the services of Michael Coulter, President of the Corporation, and such other of its employees as are required available to provide said services to the Corporation. With the exception of Mr. Coulter, fees for services provided by MDC are charged at its published hourly rates in effect from time to time to the Corporation, and MDC is required to provide the Corporation with 30 days advance notice of any proposed fee increases for its services.

In the case of Mr. Coulter, his services to the Corporation are to be charged on the basis of a flat monthly fee, to be agreed between the parties from time to time. The monthly fee being charged for Mr. Coulter's services by MDC was $5,000 per month until October 31, 2006. Effective November 1, 2006 the monthly fee was increased to $8,000. Until October 31, 2006 Ms. Turner charged the Corporation on an hourly rate basis. Effective November 1, 2006 Ms. Turner is being paid a flat monthly rate of $5,000. The Agreement may be terminated by either party upon ninety (90) days written notice to the other party or upon seven (7) days notice for unremedied cause. Effective November 1, 2006 MDC is no longer responsible for providing any other services to the Corporation other than the services of Mr. Coulter and Ms. Turner.

In September, 1995 the Corporation entered into an Office Rental Agreement with MDC, whereby MDC charges the Corporation a pro-rata share of rent for furnished space used by the Corporation in MDC's offices. The Agreement had an initial term of three years and has been renewed on a yearly basis thereafter. Effective December 1, 2006 the Corporation agreed to be responsible for payment of the gross rental cost of the office space for the remainder of the current lease term which ends August 31, 2009, net of any recoveries MDC may receive from other sub-tenants. In the event the Corporation wishes to terminate the rental of the office space prior to August 31, 2009, the Corporation will provide MDC with 120 days written notice. The current gross monthly rent is $5,059 plus GST. In November, 2006 the Corporation purchased the office furniture and equipment in the premises from MDC for $15,000 plus GST.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-210") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose their corporate governance practices. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of five directors, three of whom (Messrs. Brown, Jackson and Loewen) are independent. The Board believes each of these directors to be "independent" within the meaning of NI 58-101 as none of them are considered to be executive officers or employees of the Corporation or party to any material contract with the Corporation and none of them receive compensation from the Corporation, other than grants of stock options. As a result, these three directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Corporation, other than their interests and relationships arising from shareholdings. Mr. Lachcik is a Partner at Macleod Dixon LLP, a law firm that provides services to the Corporation, which therefore precludes Mr. Lachcik from being considered independent. Mr. Coulter is the President and Chief Executive Officer of the Corporation and accordingly is not an independent director. The Board is however comprised of a majority of independent directors.

The number of directors to be elected at the Meeting is set at five. The Board considers the size of five directors to be appropriate at the present time. However, pursuant to the Business Corporations Act *Ontario* and the Corporation's Articles of Incorporation, the Board is entitled to appoint one additional director to the Board before the next meeting of shareholders is held. The Board may implement this option in the event circumstances warrant the addition of another director.

In addition to the Audit Committee the Board has appointed a Compensation Committee which is comprised of Messrs. Jackson and Loewen, both of whom the Board considers to be independent. Due to its limited size, the Board as a whole remains responsible for performing the functions that may otherwise be given to a corporate governance or nominating committee. The Board intends to remain aware of changes and developments in corporate governance issues and will continue to review the need for additional measures, control mechanisms and structures (including committees) from time to time as the Corporation develops.

Directorships

Certain of the directors of the Corporation are also directors of other reporting issuers, as follows:

Mr. Jackson is a director of AXMIN Inc.

Mr. Lachcik is a director of BRC Diamond Corporation, Banro Corporation, Eurasia Gold Corp. and Nevada Bob's International Inc.

Mr. Loewen is a director of Peat Resources Limited and Marauder Resources East Coast Inc.

Orientation and Continuing Education

Given the small size of the Board and the Corporation, the Corporation has not yet developed a formal orientation program for new directors. However, it is the Board's intention that as and when a new nominee is identified, the Board will ensure that a full program of orientation is provided for the nominee including, but

not limited to, provision of a complete corporate history, financial statements, minutes of past meetings of the Board as well as in-depth information about the Corporation's business and operations.

Ethical Business Conduct

The Board monitors the ethical conduct of the Corporation and its management and ensures that it complies with all applicable legal and regulatory requirements. Fiduciary duties placed on individual directors by the Corporation's governing corporate legislation, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. The Board will continue to review this matter in the future and take steps to initiate a more formal program as required.

Nomination of Directors

Given the relatively static nature of the Board over the last several years, the Board has not appointed a nominating committee. These functions are currently performed by the Board as a whole. However, if an increase in the number of directors is required the Corporation will review this policy.

Compensation

The directors of the Corporation are not currently paid a fee for their services as directors. The compensation of the Chief Executive Officer is determined by the Compensation Committee of the Board whose members are not part of management. See Note 1 to the Summary Compensation Table above.

Assessments

Given the small size of the Board, the Board has not found it necessary to implement any formal process in order to satisfy itself the Board, its committees and its individual directors are performing effectively.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation or associate or affiliate of any such director or officer is, or at any time during the Corporation's financial year ended November 30, 2006, has been indebted to the Corporation or any subsidiary of the Corporation. As well, no such director, officer or associate or affiliate thereof has any indebtedness to another entity that is, or at any time during the said financial year has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no director or officer of the Corporation or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding common shares of the Corporation, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction completed since the commencement of the Corporation's financial year ended November 30, 2006, or in any proposed transaction that has materially affected or would materially affect the Corporation.

Effective November 16, 2006 the Corporation closed a transaction with General Gas Corporation ("General Gas") to form a new private Alberta company, General Reef Corporation ("General Reef"), for the purpose of acquiring, exploring and developing oil and gas properties in North America. General Gas is a private Alberta company founded by Douglas Brown (P. Eng.), Ron Hutzal (P. Eng.) and Paul MacKay (P.Geol., P.Geoph).

The Corporation and General Gas entered into a Shareholders' Agreement to govern the operation and management of General Reef. Initial seed capital contributions to General Reef were made at the time of closing in the amount of $425,000 by the Corporation and $75,000 by General Gas, which resulted in 5% and 95% of General Reef being acquired by the Corporation and General Gas, respectively. The initial seed capital of $500,000 has been utilized by General Reef to commence land acquisition negotiations, continue to develop General Reef's prospect portfolio in Alberta and Wyoming and to establish an office in Calgary.

The Shareholders' Agreement provides an option to the Corporation to continue to increase its ownership interest to 85% in General Reef by making future capital contributions through subscriptions for additional shares. The timing of these future contributions was determined by the estimated funding requirements totaling $19 million to execute the General Reef business plan.

The Corporation maintains a minimum 5% shareholding in General Reef until such time as General Reef raises capital in excess of $19.5 million without additional participation by the Corporation. Effective March 21, 2007, General Gas, General Reef and the Corporation entered into an agreement to revise the funding dates to the following:

To Be Funded by	Additional Capital Contributions	Additional Earned Shareholdings	United Reef Cumulative Shareholdings in General Reef
May 28, 2007	$2,775,000	15%	20%
September 28, 2007	$6,000,000	25%	45%
January 28, 2008	$10,000,000	40%	85%

Upon the Corporation making its next contribution of capital to General Reef, General Gas will also make a further contribution of capital to General Reef in the amount of $225,000 for no additional ownership interest.

The following are the officers of General Reef: Douglas Brown – President, Paul MacKay – Vice-President, Exploration, Ron Hutzal – Vice President, Operations and Michael Coulter, Secretary. The directors of General Reef are Messrs. Brown, Hutzal, MacKay and Coulter.

Douglas Brown was appointed a director of the Corporation on December 12, 2006. Paul MacKay has served as the Corporation's Vice President, Oil and Gas since his appointment to that position in June 2005.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended November 30, 2006. Copies of the year end financial statements and subsequent interim comparative financial statements and management's discussion and analysis of the Corporation may be obtained, upon request from the Secretary of the Corporation, 15 Toronto Street, Suite 600, Toronto, Ontario M5C 2E3, telephone: 416-368-3332, facsimile: 416-368-8957, e-mail: info@unitedreef.com, or by retrieving them from the following websites: www.unitedreef.com, www.cnq.ca or by accessing the disclosure documents of the Corporation available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation. Unless otherwise specified, information contained in this Circular is given as of April 30, 2007.

DATED at Toronto this 30th day of April, 2007.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Corporate Secretary

that the full Board take appropriate action to oversee the independence of the external auditor. *Timing: as required.*

With respect to General Audit Matters.

18. Inquire of management, and the external auditors as to any activities that may be or may appear to be illegal or unethical. *Timing: each quarter and year-end.*

19. Review with management, and if deemed necessary, with the external auditors any material frauds reported to the Audit Committee. *Timing: immediately as known.*

20. Review with the external auditors the adequacy of staffing for accounting and financial responsibilities. *Timing: year-end.*

21. Report and make recommendations to the Board, as the Audit Committee considers appropriate. *Timing: as required.*

(d) In addition, the Board may refer to the Audit Committee such matters and questions relating to the Corporation and its affiliates as the Board may from time to time see fit.

(e) Any member of the Audit Committee may require the auditors to attend any or every meeting of the Audit Committee.

(f) The Audit Committee shall elect annually a chairman from among its members.

(g) The Audit Committee shall review and reassess the adequacy of the formal mandate on an annual basis.

(h) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Audit Committee; provided that notice of every such meeting and the circulation of the financial statements to committee members is at least 48 hours prior to the meeting. The auditors of the Corporation also shall be given such notice of meetings and shall be entitled to attend and be heard thereat, and that meetings shall be convened whenever requested by the auditors, or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(i) The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. In such matters the Chairman of the Audit Committee is designated to be the person to whom any such complaint shall be made. In the event of any such complaint being made, the Chairman of the Audit Committee shall ensure that the identity of the complainant is kept confidential throughout the investigatory process, and shall establish, in conjunction with the Audit Committee, an appropriate process for investigation of the complaint. A log of complaints shall be maintained by the Chairman of the Audit Committee, tracking their receipt, investigation, findings and resolution, a summary of which shall be circulated to the members of the Audit Committee on at least an annual basis.

(j) The Audit Committee shall support the senior management team and the Board in keeping abreast of changes occurring or proposed to regulatory requirements and/or general accounting guidelines, such that the Corporation adopts "best in class" accounting and internal control policies and practices.

DIRECTORS' APPROVAL

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation. Unless otherwise specified, information contained in this Circular is given as of April 30, 2007.

DATED at Toronto this 30th day of April, 2007.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Corporate Secretary

SCHEDULE "A"
UNITED REEF LIMITED
(the "Corporation")
Audit Committee Charter

This Charter has been adopted by the Board in order to comply with Multilateral Instrument 52-110 the ("Instrument") and to more fully define the role of the Audit Committee in the oversight of the financial reporting process of the Corporation. In order to further comply with the Instrument the Board requires that the external auditors of the Corporation report directly to the Audit Committee. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

Audit Committee Mandate

(a) The Board shall elect annually from among its members at the first meeting of the Board following the annual meeting of the shareholders, a committee to be known as the Audit Committee to be composed of three directors or such other number but not less than three as the Board may from time to time determine. The composition of the Audit Committee shall at all times comply with the Instrument and any other regulatory requirements that may affect the Corporation from time to time. A majority of the Audit Committee shall constitute a quorum.

(b) Any member of the Audit Committee may be removed or replaced at any time by the Board. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. Subject to the foregoing, each member of the Audit Committee shall hold office as such until the next annual appointment of members after his election. Any vacancy occurring in the committee shall be filled at the next meeting of the Board.

(c) The responsibilities of the Audit Committee shall be to:

With respect to Financial Accounting Matters.

1. Review with management and the external auditors the annual financial statements and related management discussion and analysis ("MD&A"), the annual report and any related press release before making recommendations to the Board relating to approval of the statements and MD&A. *Timing: year-end.*

2. Review with management, and if deemed necessary, with the external auditors interim financial statements and related MD&A, the quarterly report and any related press release before making recommendations to the Board relating to approval of the statements and MD&A. *Timing: first three quarters.*

3. Review with management all financial statements included in a prospectus or annual information form or any other public disclosure document containing financial information before making recommendations to the Board relating to the approval of the same. *Timing: as required.*

4. Review annually the accounting principles and practices followed by the Corporation and any changes in the same as they occur. *Timing: annually near year-end.*

5. Review with management and with the external auditor any proposed changes in major accounting policies, and the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting. *Timing: as required.*

6. Review new accounting principles of the Canadian Institute of Chartered Accountants, which would have a significant impact on the Corporation's financial reporting as reported to the Audit Committee by management. *Timing: annually near year-end.*

7. Review estimates and judgments and choices of accounting alternatives which are material to reported financial information as reported to the Audit Committee by management. *Timing: each quarter and year-end.*

8. Review the status of material contingent liabilities as reported to the Audit Committee by management. *Timing: each quarter and year-end.*

9. Review the status of income tax returns and potentially significant tax problems as reported to the Audit Committee by management. *Timing: immediately as known.*

10. Review any error or omissions in the current or prior year's financial statements. *Timing: immediately as known.*

With respect to the External Auditors.

11. Be responsible for overseeing the work of the external auditors with respect to the annual audit or performing other audit or review services including the resolution of disagreements between management and the external auditor regarding financial reporting. *Timing: as required.*

12. Be responsible for recommending to the Board the external auditors to be nominated for the ensuing year and make recommendations to the Board as to the compensation of the external auditors and review with management the performance and independence of the external auditors and report thereon to the Board at least annually, including, where appropriate, a recommendation to replace the external auditor. *Timing: year-end.*

13. Review with management the engagement letter of the external auditors and the scope and timing of the audit work to be performed as outlined in the Audit Plan. *Timing: annually.*

14. Review with the external auditors the performance of management involved in the preparation of financial statements and any problems encountered by the external auditors, any restrictions on the auditors' work, the cooperation received in the performance of the audit and the audit findings. *Timing: year-end.*

15. Review the management letter with the external auditors noting any significant recommendations on internal control made by them to management and management's response to the recommendations. *Timing: annual audit.*

16. Review and approve hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditors. *Timing: as required.*

17. Receive and review with the external auditors a formal written statement prepared by the external auditors that discloses all relationships, including the nature of and fees for any non-audit services performed for the Corporation, between the external auditor and the Corporation and consider whether the nature and extent of such services could impact on the objectivity and independence of the external auditor and, if necessary, recommending

that the full Board take appropriate action to oversee the independence of the external auditor. *Timing: as required.*

With respect to General Audit Matters.

18. Inquire of management, and the external auditors as to any activities that may be or may appear to be illegal or unethical. *Timing: each quarter and year-end.*

19. Review with management, and if deemed necessary, with the external auditors any material frauds reported to the Audit Committee. *Timing: immediately as known.*

20. Review with the external auditors the adequacy of staffing for accounting and financial responsibilities. *Timing: year-end.*

21. Report and make recommendations to the Board, as the Audit Committee considers appropriate. *Timing: as required.*

(d) In addition, the Board may refer to the Audit Committee such matters and questions relating to the Corporation and its affiliates as the Board may from time to time see fit.

(e) Any member of the Audit Committee may require the auditors to attend any or every meeting of the Audit Committee.

(f) The Audit Committee shall elect annually a chairman from among its members.

(g) The Audit Committee shall review and reassess the adequacy of the formal mandate on an annual basis.

(h) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Audit Committee; provided that notice of every such meeting and the circulation of the financial statements to committee members is at least 48 hours prior to the meeting. The auditors of the Corporation also shall be given such notice of meetings and shall be entitled to attend and be heard thereat, and that meetings shall be convened whenever requested by the auditors, or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(i) The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. In such matters the Chairman of the Audit Committee is designated to be the person to whom any such complaint shall be made. In the event of any such complaint being made, the Chairman of the Audit Committee shall ensure that the identity of the complainant is kept confidential throughout the investigatory process, and shall establish, in conjunction with the Audit Committee, an appropriate process for investigation of the complaint. A log of complaints shall be maintained by the Chairman of the Audit Committee, tracking their receipt, investigation, findings and resolution, a summary of which shall be circulated to the members of the Audit Committee on at least an annual basis.

(j) The Audit Committee shall support the senior management team and the Board in keeping abreast of changes occurring or proposed to regulatory requirements and/or general accounting guidelines, such that the Corporation adopts "best in class" accounting and internal control policies and practices.

(k) Minutes shall be kept of all meetings of the Audit Committee.

(l) All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

Adopted: April 27, 2007

File No 82-4331

UNITED REEF LIMITED

RECEIVED MAY 2 2007

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Form 52-109F2
Certification of Interim Filings

I, Michael D. Coulter, President, Chief Executive Officer and a director of United Reef Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Reef Limited (the issuer) for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: April 26, 2007

"Signed"

Michael D. Coulter
President and Chief Executive Officer

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Form 52-109F2
Certification of Interim Filings

I, Marilyn E. Turner, Chief Financial Officer of United Reef Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Reef Limited (the issuer) for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: April 26, 2007

"Signed"

Marilyn E. Turner
Chief Financial Officer

File No 82-4331

UNITED REEF
LIMITED

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2007
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

April 23, 2007

Dear Shareholders:

The Company's unaudited interim financial statements and Management's Discussion and Analysis for the quarter ended February 28, 2007 accompany this report. The Company's audited financial statements for the year ended November 30, 2006 and the related Management's Discussion and Analysis were distributed by the Company in late March 2007.

During the quarter ended February 28th management continued to advance discussions with the parties who have expressed interest in the Company's Nickel Offsets property in the Sudbury area. We are also pleased to report that the management of General Reef Corporation continued to advance the development of their portfolio of oil and gas prospects during the quarter. They have further advised us that negotiation of farm-in arrangements on several prospects have continued to advance since the end of the quarter.

A more comprehensive annual report to shareholders is currently being prepared for distribution in conjunction with the holding of the Company's Annual Meeting of Shareholders, which is being held on May 31st in Toronto. We look forward to updating shareholders in the near future.

Yours truly,

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the three-months ended February 28, 2007, with comparative figures for the three-month period ended February 28, 2006. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in three projects; a past-producing nickel-copper property in the Sudbury area, Ontario, a mineral exploration property in Hants County, Nova Scotia and an oil and gas exploration project located in northeastern Central African Republic ("CAR"). The CAR project remains subject to a *force majeure* dispute. The Company's projects do not presently contain any known reserves or resources.

Effective November 15, 2006 United Reef acquired a 5% equity interest in General Reef Corporation ("General Reef"), a newly incorporated private oil and gas exploration company, as part of a strategic alliance with an experienced technical team based in Calgary, Alberta. The initial seed capital invested in General Reef is being utilized to execute a two-year business plan focused on identifying investment opportunities in the exploration and development of low-cost, medium to low risk natural gas projects with particular focus on southern Alberta and the state of Wyoming. The Company has the right to increase its ownership in General Reef to 85% by making further capital contributions through the subscription for additional shares of General Reef, as described in Notes 2 and 7(a) to the interim financial statements for the period ended February 28, 2007.

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "URP" and on the CNQ Stock Exchange under the symbol "URPL".

In order for the Company to participate in, and advance its exploration projects and to fund future capital contributions to General Reef, it will be required to continue to raise new equity financing through the capital markets.

Overall Performance

No significant events have occurred subsequent to the issuance of the Company's annual Management's Discussion and Analysis dated March 21, 2007.

General Reef Corporation

United Reef has been advised by General Reef that they are continuing to evaluate potential projects and negotiate farm-in terms on various oil and gas properties in western Canada.

Nickel Offsets Project, Sudbury

The Company holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals potential. During the

period management continued discussions with several parties considering the possibility of entering into a joint venture on the property.

Independent technical reports commissioned by the Company pursuant to guidelines of National Instrument 43-101 on the project have previously been released by the Company. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

Hants County, Nova Scotia

In December, 2006 the Company staked an additional 141 claims (held under two licences) covering approximately 22 sq. kms contiguous to its other claims in Hants County. In April, 2007, 407 claims in the original group were not renewed and allowed to lapse. The property now consists of a total of 262 claims held under 7 licences covering approximately 41 sq. kms. The claims are located in the Carboniferous (Kennetcook) Windsor Basin in Hants County in north central Nova Scotia east northeast of Windsor. The Company's primary interest in the claim area is for precious and base metal exploration potential. The Company is continuing to develop a compilation of historic exploration data from the claim area in anticipation of an initial surface exploration program. Field reconnaissance work was initiated in early March 2007.

Oil and Gas Project, CAR

The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 km^2 oil and gas exploration permit area and RSM's related operating agreement in the Central African Republic ("CAR"). RSM has declared *force majeure* under their agreement with CAR, and submitted an application to the International Centre for Settlement of Investment Disputes ("ICSID") requesting arbitration to resolve a dispute between RSM and CAR over CAR's failure to acknowledge suspension of the RSM's agreement due to *force majeure*. The Company has been advised that on January 18, 2007 ICSID formally registered RSM's request to arbitrate its dispute with CAR and a case number was assigned to the request.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

At this time management is unable to estimate the timing of and/or the outcome of a resolution of this matter.

Results of Operations

February 28, 2007 vs February 28, 2006

The Company's current assets decreased $777,557 to $511,776 at February 28, 2007 from $1,289,333 at February 28, 2006 primarily due to a decrease in cash to $459,999 from $1,272,653 at February 28, 2006. The Company used $425,000 of its cash to acquire the Company's equity interest in General Reef Corporation. Capitalized expenditures on the Nickel Offsets property decreased to $153,858, due to recoveries, at the end of the period compared with a balance of $161,172 at February 28, 2006. Capitalized expenditures on the Hants County property total $20,746 at February 28, 2007. There were no expenditures in the comparable period last year as the initial claims were not acquired until April,

2006. Capitalized expenditures on the CAR oil and gas exploration project decreased $61,226 to $232,096 due to write-downs of the carrying values of the project at the year-end of $99,999 and at the quarter-end of $9,379.

The Company's current liabilities increased by $29,673 to $91,031 at the end of the period compared to $61,358 at February 28, 2006. The Company does not have any long term liabilities in either period.

The Company had no revenues during the periods reviewed.

General and administrative expenses for the three months ended February 28, 2007 were $130,266 compared to $89,537 at February 28, 2006 before the recognition of the following items: interest and other income of $4,710 (2005 – $7,560), share of loss of General Reef Corporation of $3,657 (2005 – Nil) and write-down of CAR expenses of $9,379 (2005 – Nil). The most significant increases in General and administrative expenses during the period relate to the increase in monthly management fee paid to the President of $8,000 compared to $5,000 in 2006 and the recognition of stock-based compensation expense of $24,972 (2005 – $2,689) relating to stock options granted to directors, officers and employees of the Company and consultants to the Company during the period.

A breakdown of the Administration expense component of the Statements of Operations and Deficit are provided below for the relevant periods.

For the three months ended February 28	2007	2006
Salaries	$26,539	$21,099
Administrative and accounting fees	15,000	14,850
Office and general	10,083	10,767
Rent	7,553	7,068
Communications	1,258	1,498
Travel	2,977	1,715
Total	**$63,410**	**$56,777**

February 28, 2007 vs. November 30, 2006

During the three-month period ended February 28, 2007 the Company's current assets decreased by $102,320 to $511,776 from $614,096 at November 30, 2006 which is primarily attributable to reduction in cash. Capital expenditures on the Nickel Offsets property balance increased slightly to $153,858 at the end of the period compared to a balance of $152,773 at the year-end. Capitalized expenditures on the CAR oil and gas exploration project remained the same as at the year end after the write-down of $9,379 in expenditures incurred during the period.

The Company's current liabilities for the three-month period ended February 28, 2007 increased $14,417 to $91,031 compared to a balance of $76,614 at the year end. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost

attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

2007	Q1
Revenue	$ Nil
Net income (loss)	(138,592)
Net income (loss) per share	(0.00)
Net income (loss) per share, fully diluted	(0.00)
Total assets	1,355,021
Working capital surplus	420,745

2006	Q4	Q3	Q2	Q1
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	(262,247)	(80,980)	4,930	(81,977)
Net income (loss) per share	(0.00)	(0.00)	0.00	(0.01)
Net income (loss) per share, fully diluted	(0.00)	(0.00)	0.00	(0.00)
Total assets	1,454,224	1,669,112	1,740,374	1,768,162
Working capital surplus	537,482	1,104,139	1,220,447	1,227,975

2005	Q4	Q3	Q2
Revenue	$ Nil	$ Nil	$ Nil
Net income (loss)	(94,119)	(96,173)	(153,376)
Net income (loss) per share	(0.00)	(0.00)	(0.00)
Net income (loss) per share, fully diluted	(0.00)	(0.00)	(0.00)
Total assets	1,858,730	1,991,987	868,312
Working capital surplus	1,323,131	1,443,812	188,414

Liquidity and Capital Resources

At February 28, 2007 the Company had cash resources of $459,999 compared to $1,272,653 at February 28, 2006 and $576,901 at the year-ended November 30, 2006. At February 28, 2007 the Company had a working capital surplus of $420,745 (defined as the difference between current assets and current liabilities) compared with a surplus of $1,227,975 at February 28, 2006 and a surplus at November 30, 2006 of $537,482.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties, fund future capital contributions to General Reef and to pay its operating expenses.

Outstanding Share Data

The following table sets out the number of shares, warrants and options outstanding at April 23, 2007 and November 30, 2006.

	April 23, 2007	November 30, 2006
Common shares	63,660,287	63,660,287
Common share purchase warrants	5,378,918	5,378,918
Broker's warrants	860,627	860,627
Common share purchase options	4,962,500	3,700,000

The exercise terms of the warrants and options are set out in Note 5 to the interim financial statements for the period ended February 28, 2007.

Related Party Transactions

Related party transactions are set out in Note 4 to the interim financial statements for the period ended February 28, 2007.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company's financial statements include management's estimate of recoverable value of its exploration properties and investment in General Reef as well as the value of stock-based compensation. These estimates involve considerable judgment and are, or could be, affected by factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and stock price volatility. The timing for exercise of options is out of the Company's control and will depend on a variety of factors, including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes option pricing model. However, the future volatility is uncertain and the model has its limitations.

The Company's recoverability of its recorded value of its exploration properties and associated exploration expenses is based on current market conditions for metals and oil and gas, underlying exploration potential associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The Company's recoverability of its recorded value of its investment in General Reef is based on current market conditions for oil and gas, the ability of General Gas to identify and acquire properties, future determination of underlying oil and gas resources related to such properties and future costs that may be required to acquire and develop the properties. General Reef operates in an industry that is dependent on a number of factors including environmental and legal risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to fund future capital contributions to General Reef to allow it to acquire and develop projects with future profitable production or receive proceeds of disposition thereof.

Changes in Accounting Policies

Effective January 1, 2007 the Company adopted a number of new accounting policies as required pursuant to recent Canadian accounting pronouncements. Details of these new policies are set out in the section titled Adoption of Accounting Policies in the Company's annual Management's Discussion and Analysis dated March 21, 2007.

Financial Instruments

The Company's financial instruments consist of cash, sundry receivables and accounts payable, accrued liabilities and due to a related party. Due to the short-term nature of these instruments, their carrying values approximate their fair value. As the cash component of the Company's financial instruments is on deposit with an institution of high credit worthiness, the Company does not consider these assets to be subject to credit risk.

Design of Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company have assessed (i) the design and evaluated the effectiveness of the Company's disclosure controls and procedures and (ii) the design of the Company's internal control over financial reporting as of November 30, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

Disclosure controls require all staff to keep the CEO and CFO fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and ensure its accurate and timely release as appropriate. Access to such material by the CEO and CFO is facilitated by the small size of the Company's senior management and regular communication between them.

The CEO and CFO have satisfied themselves that no material misstatements exist in the Company's financial reporting for the period ended February 28, 2007 and that material information relating to the Company's business and operations has been disclosed in accordance with regulatory requirements and good business practices for the period then ended.

The CEO and CFO believe that its internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the period ended February 28, 2007.

However, management has concluded that as at February 28, 2007 not all critical policies and procedures were formally documented or formally communicated within the Company and therefore a weakness existed in the design of internal control over financial reporting. The design weakness increases the future risk of material misstatements in the Company's financial reporting. This weakness should also be considered a weakness in the Company's disclosure controls and procedures. Management anticipates completing remediation of this weakness by the end of the third quarter of 2007. In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

There were no changes in the Company's internal controls over financial reporting during the period ended February 28, 2007 that have materially affected or are reasonably likely to affect its internal controls over financial reporting.

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate". "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil and gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its CAR oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk. Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology.

April 23, 2007
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2007

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2006 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the three-month periods ended February 28, 2007 and February 28, 2006.

UNITED REEF LIMITED
Balance Sheets
(Expressed in Canadian dollars)

	February 28 2007 (unaudited)	November 30 2006 (audited)
ASSETS		
Current		
Cash	$ 459,999	$ 576,901
Prepaid and Sundry receivables	33,012	18,430
Advances to General Reef Corporation (Note 2)	18,765	18,765
	511,776	614,096
Investments	1	1
Investment in General Reef Corporation (Note 2)	419,020	422,677
Investment in exploration properties (Note 3)	406,703	398,659
Other assets (net)	17,521	18,791
	$ 1,355,021	$ 1,454,224
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 76,071	$ 76,614
Due to a related party (Note 4(a))	14,960	-
	91,031	76,614
SHAREHOLDERS' EQUITY		
Capital Stock (Note 5)	19,440,508	19,440,508
Contributed surplus:		
Warrants (Notes 5(c) and (d))	298,635	298,635
Stock Options (Notes 5(e))	93,872	68,900
Deficit	(18,569,025)	(18,430,433)
	1,263,990	1,377,610
	$ 1,355,021	$ 1,454,224

Commitments and Contingencies (Notes 3(c) and 4(a))

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statements of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28	2007	2006
Revenue	$ -	$ -
Expenses		
Administration	63,410	56,777
Management fees	24,000	15,000
Insurance	6,241	4,477
Shareholders' information and filing fees	5,703	6,192
Transfer Agent	1,654	1,347
Legal	3,878	-
Promotion	1,414	355
Amortization	1,270	215
Foreign exchange	(2,276)	2,485
Stock-based compensation (Note 5(e))	24,972	2,689
Loss before the following	(130,266)	(89,537)
Interest and other income	4,710	7,560
Share of loss of General Reef Corporation	(3,657)	-
Write-down of CAR expenses	(9,379)	-
Net loss for the period	(138,592)	(81,977)
DEFICIT, beginning of the period	(18,430,433)	(18,010,159)
DEFICIT, end of the period	$ (18,569,025)	$ (18,092,136)
Loss per share for the period (Note 5(f))	$ (0.00)	$ (0.01)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

For the periods ended February 28	2007	2006
Operating activities		
Net loss for the period	$ (138,592)	$ (81,977)
Write-down of CAR expenses	9,379	-
Share of loss of General Reef Corporation	3,657	-
Amortization of other assets	1,270	-
Stock-based compensation	24,972	2,689
	(99,314)	(79,288)
Non-cash components of working capital:		
Prepaids and sundry receivables	(14,583)	4,152
Accounts payable and accrued liabilities	(543)	(8,987)
	(114,440)	(84,123)
Investing activities		
Expenditures on exploration properties	(17,422)	(12,597)
	(17,422)	(12,597)
Financing activities		
Issuance of common shares for cash and value assigned to warrants	-	(3,271)
Due from joint venture partner	-	2,939
Increase in amounts due to a related party	14,960	600
	14,960	268
Change in cash	(116,902)	(96,452)
CASH, beginning of period	576,901	1,369,105
CASH, end of period	$ 459,999	$ 1,272,653
SUPPLEMENTARY CASH FLOW INFORMATION		
Receipt of 100,000 common shares of CHS	$ -	$ (6,500)

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Nature of Business and Basis of Presentation

United Reef Limited (the "Company") is a Canadian natural resource exploration company with interests in three projects; a past-producing nickel-copper property in the Sudbury area, Ontario, a mineral exploration property in Hants County, Nova Scotia and an oil and gas project located in northeastern Central African Republic (see Notes 3(a), (b) and (c)), respectively. Effective November 15, 2006 the Company acquired a 5% equity interest in General Reef Corporation, a private oil and gas exploration company (see Note 2).

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended February 28, 2007 are not necessarily indicative of the results that may be expected for the year ending November 30, 2007.

The balance sheet at November 30, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2006.

2. Investment in and Advances to General Reef Corporation

Effective September 15, 2006 the Company entered into a Letter of Intent ("LOI") with General Gas Corporation ("General Gas"), a private Alberta company founded by Douglas Brown (P. Eng.), Ron Hutzal, (P. Eng.) and Paul MacKay, (P. Geol., P. Geoph). The LOI outlined an understanding reached between the Company and General Gas regarding the formation of a new private company, General Reef Corporation (formerly 1270194 Alberta Ltd.) ("General Reef"), to be jointly owned by General Gas and the Company for the purpose of acquiring, exploring and developing oil and gas properties in North America.

Effective November 15, 2006 the Company and General Gas entered into a Shareholders' Agreement which governs the operation and management of General Reef. Initial seed capital subscriptions to General Reef were made on November 15, 2006 in the amount of $425,000 by the Company and $75,000 by General Gas, which resulted in 5% and 95% of General Reef being acquired by the Company and General Gas, respectively. General Gas has developed a two year business plan, to be executed by General Reef, focused on identifying investment opportunities in the exploration and development of low cost, medium to low risk natural gas resources with particular focus on the southern half of Alberta and the state of Wyoming.

(Expressed in Canadian dollars)

2. **Investment in and Advances to General Reef Corporation** (continued)

The initial seed capital of $500,000 is being utilized by General Reef to commence a land acquisition process in Alberta, continue development of a prospect portfolio in Alberta and Wyoming and establishment of an office in Calgary.

The Shareholders' Agreement provides an option to the Company to increase its ownership interest in General Reef to 85% by making future capital contributions through subscriptions for additional shares of General Reef. The timing of these future contributions was determined by the estimated funding requirements, totaling $19 million, to execute the General Reef business plan.

The Company maintains a minimum 5% shareholding in General Reef until such time as General Reef raises capital in excess of $19.5 million without additional participation by the Company.

Funding Date	Additional Capital Contribution	Additional Earned Shareholdings	United Reef's Cumulative Shareholdings in General Reef
April 13, 2007	$2,775,000	15%	20%
August 14, 2007	$6,000,000	25%	45%
December 14, 2007	$10,000,000	40%	85%

The schedule of funding dates was amended subsequent to the quarter end (see Note 7(a)).

Upon the Company making its next contribution of capital to General Reef, General Gas will also make a further contribution of capital to General Reef in the amount of $225,000 for no additional ownership interest.

Paul MacKay, one of the General Gas shareholders and the President and a director of General Reef, is the Company's Vice President, Oil and Gas.

Douglas Brown, one of the General Gas shareholders and a director of General Reef, was appointed a director of the Company effective December 12, 2006.

The Company is accounting for its investment in General Reef by the equity method, as it is presently contemplated that the Company will continue to exercise significant influence over this company and continue to increase its ownership interest in General Reef. The Company has included its proportionate equity interest of General Reef's loss at February 28, 2007.

Investment in General Reef at November 30, 2006	$422,677
Less: Share of General Reef loss for the period	(3,657)
Investment in General Reef at February 28, 2007	$420,312

(Expressed in Canadian dollars)

2. Investment in and Advances to General Reef Corporation (continued)

Advances to General Reef Corporation in the amount of $18,765 represents expenditures made on General Reef's behalf prior to November 15, 2006 and are non-interest bearing and repayable to the Company after the next contribution of capital by the Company to General Reef.

3. Investment in Exploration Properties

Property Description	Balance at November 30, 2006	Expenditures	Write-down	Balance at February 28, 2007
Nickel Offsets, Sudbury area, Ontario (Note 3(a))	$152,773	$1,085	-	$153,858
Hants County, Nova Scotia (Note 3(b))	13,787	6,959	-	20,746
Oil & Gas Project, Central African Republic (Note 3(c))	232,096	9,379	(9,379)	232,096
Other	3	-	-	3
	$398,659	$17,423	$(9,379)	$406,703

(a) Nickel Offsets Project, Sudbury area, Ontario

The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has entered into confidentiality agreements with several parties considering the possibility of entering into a joint venture on the property.

(b) Hants County, Nova Scotia

The Company holds a 100% interest in nine exploration licences in Hants County, Nova Scotia which cover 669 contiguous claims over an area of approximately 105 sq. kms. The Company is continuing an evaluation of the claims. The Company allowed some of the claims to lapse subsequent to the quarter end, see Note 7(b).

The following table provides a breakdown of expenditures on the project during the period.

	Balance at November 30, 2006	Expenditures	Balance at February 28, 2007
Consulting	$ 3,375	-	$ 3,375
Geology	7.559	5,922	13,481
Staking costs	2,640	705	3,345
Miscellaneous	213	332	545
	$13,787	6,959	$20,746

(Expressed in Canadian dollars)

3. Investment in Exploration Properties (continued)

(c) Oil and Gas Project, CAR

The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 km^2 oil and gas exploration permit area and RSM's related operating agreement in the Central African Republic ("CAR"). RSM has declared *force majeure* under their agreement with CAR, and submitted an application to the International Centre for Settlement of Investment Disputes ("ICSID") requesting arbitration to resolve a dispute between RSM and CAR over CAR's failure to acknowledge suspension of the RSM's agreement due to *force majeure*. The Company has been advised that on January 18, 2007 ICSID formally registered RSM's request to arbitrate its dispute with CAR and a case number was assigned to the request.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

During the period the Company wrote-down $9,379 in expenditures incurred on the project during the period relating to the operation of an office in CAR.

4. Related Party Transactions

(a) Due to a Related Party

During the period, the Company incurred expenditures in the amount of $39,000 (2006 - $36,698, including rent) for accounting, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At February 28, 2007 the Company was indebted to MDC for $14,960 (2006 - $11,484).

MDC has provided furnished offices for the Company since 1991. Effective December 1, 2006 the Company agreed to be responsible for payment of the gross rental cost of the office space provided by MDC for the remainder of the current lease term which ends August 31, 2009, net of any recoveries MDC may receive from other sub-tenants. In the event the Company wishes to terminate the rental of the office space prior to August 31, 2009, the Company will provide MDC with 120 days written notice. The current gross monthly rent is $5,059 plus GST.

(b) During the period, the Company incurred expenditures in the amount of $3,878 (2006 - $Nil) for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

5. Capital Stock

(a) Authorized Capital: Unlimited number of common shares without par value.

(Expressed in Canadian dollars)

5. Capital Stock (continued)

(b) Issued Share Capital:

Common Shares	Number of Common Shares	Amount
Balance at February 28, 2007 and November 30, 2006	63,660,287	$19,440,508

(c) Common Share Purchase Warrants

	Number of Common Share Purchase Warrants	Value Assigned $	Average Exercise Price $
Balance at February 28, 2007 and November 30, 2006	5,378,918	250,937	0.20

At February 28, 2007 there were 5,378,918 common share purchase warrants outstanding exercisable at $0.20 per share until August 11, 2007.

(d) Broker's Warrants

	Number of Broker's Warrants	Value Assigned $	Average Exercise Price $
Balance at February 28, 2007 and November 30, 2006	860,627	48,238	0.15

At February 28, 2007 there were 860,627 Broker's Warrants exercisable into units at $0.15 per unit until August 10, 2007. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) Common Share Purchase Options:

The Company has an incentive stock option plan which governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company. A total of 7,500,000 common shares of the Company are reserved for grant under the plan.

(Expressed in Canadian dollars)

5. Capital Stock (continued)

	Number of Options Outstanding
Balance at November 30, 2006	3,700,000
Expired	(2,000,000)
Granted	3,262,500
Balance at February 28, 2007	4,962,500

At February 28, 2007 the following Common Share Purchase Options were outstanding:

- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.
- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.
- 400,000 options to purchase common shares exercisable at $0.15 per share until August 21, 2009.
- 775,000 options to purchase common shares exercisable at $0.10 per share until January 23, 2010.
- 2,400,000 options to purchase common shares exercisable at $0.15 per share until January 23, 2010.
- 87,500 options to purchase common shares exercisable at $0.10 per share until January 30, 2010.

During the period ended February 28, 2007, the Company recognized a stock based compensation expense of $24,972.

(f) Loss Per Share

Loss per share is calculated using the basic and diluted weighted average number of shares outstanding during the period which was 63,660,287 shares (2006 - 63,660,287). The determination of the weighted average number of shares outstanding for the calculation of loss per share does not include the effect of outstanding warrants of 6,239,545 (2005 - 10,929,545) and options of 4,962,500 (2005 - 3,700,000) since they are anti-dilutive.

6. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

(Expressed in Canadian dollars)

7. Subsequent Events

(a) On March 21, 2007 the Company entered into an amending agreement with General Reef Corporation and General Gas Corporation whereby the exercise dates granting the Company the option to acquire additional shares, described in Note 2, of General Reef have been amended as follows:

Funding Date	Capital Contribution	Increasing United Reef's Cumulative Shareholding to (%)
May 28, 2007	$ 2,775,000	20%
September 28, 2007	$ 6,000,000	45%
January 28, 2008	$10,000,000	85%

(b) Hants County, Nova Scotia

Subsequent to the end of the period, a total of 407 claims were not renewed and allowed to lapse. The property now consists of 262 claims held under 7 licences covering approximately 41 sq. kms.

END